QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 3)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 3 ("Amendment No. 3") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics") and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares") of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 3 refer to the Offer to Purchase.

Items 1 through 9, and Item 11.

  THE OFFER—Section 10—"Source and Amount of Funds."

          The section entitled "Source and Amount of Funds" (which begins as the last paragraph on page 23 and continues to include the first full paragraph on page 24) is hereby revised and restated in its entirety to read as follows:

              10.    Source and Amount of Funds.    We will need approximately $1.97 billion to purchase all Shares pursuant to the Offer, to pay the consideration in respect of Shares converted in the Merger into the right to receive the same per Share amount paid in the Offer (including in respect of Shares issued in settlement of certain restricted stock units, performance stock units and restricted stock unit rights), to pay related fees and expenses and to pay all other amounts which may become due and payable as a result of the Offer and the Merger (including in respect of the ADC Convertible Notes). See "Section 13—The Transaction Documents—The Merger Agreement—Convertible Notes." Completion of the Offer and the Merger is not conditioned upon obtaining, or the funding of, any financing arrangements.

              Tyco Electronics will provide us, in the form of capital contributions and intercompany borrowings, with sufficient funds to satisfy the foregoing financial obligations. We have no alternative financing arrangements or alternative financing plans. In addition to internally available cash, Tyco Electronics may use funds available under its existing credit facility or use alternative borrowing sources, including issuing new notes or commercial paper, to finance approximately $250 million of such obligations.

              The Existing Credit Facility.    Tyco Electronics is the guarantor of a five-year unsecured senior revolving credit facility, under which Tyco Electronics Group S.A., a wholly owned subsidiary of Tyco Electronics ("TEGSA"), is the borrower and Bank of America, N.A. is the administrative agent (the "Existing Facility"). The aggregate commitment under the Existing Facility is $1.425 billion and can be used for working capital, capital expenditures and other corporate purposes, including repayment of debt. The maturity date under the Existing Facility is April 25, 2012. As of August 6, 2010, TEGSA had no borrowings under the Existing Facility.

              Borrowings under the Existing Facility bear interest, at TEGSA's option, at a base rate or the London interbank offered rate plus a margin dependent on TEGSA's credit ratings and the amount drawn under the facility. TEGSA is required to pay an annual facility fee ranging from 4.5 to 12.5 basis points depending on its credit ratings.

              The Existing Facility contains a financial ratio covenant providing that if Tyco Electronics' ratio of Consolidated Total Debt (as defined in the Existing Facility) to Consolidated EBITDA (as defined in the Existing Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Existing Facility) is triggered under the Existing Facility. The Existing Facility contains other customary covenants. None of the covenants are presently considered restrictive to Tyco Electronics' operations.

              TEGSA's payment obligations under the Existing Facility are fully and unconditionally guaranteed by Tyco Electronics.

              The Existing Facility is governed by New York law.

              The foregoing summary description of the Existing Facility is qualified in its entirety by reference to the complete terms and conditions of the Five-Year Senior Credit Agreement, dated as of April 25, 2007, among Tyco International Ltd., Tyco Electronics Group, S.A., Tyco Electronics, the lenders party thereto and Bank of America, N.A., as administrative agent, and the Guarantor Assumption Agreement, dated as of June 29, 2007, by and between Tyco International Ltd. and Tyco Electronics relating thereto, both of which have been incorporated by reference as exhibits (b)(1) and (b)(2), respectively, to the Schedule TO, which you may examine and copy as set forth in "Section 9—Certain Information Concerning Purchaser and Tyco Electronics."

  THE OFFER—Section 16—"Certain Legal Matters; Regulatory Approvals."

          The section entitled "Shareholder Litigation" (which begins as the last paragraph on page 44 and continues onto page 45) is hereby revised and restated in its entirety to read as follows:

              Shareholder Litigation.    Beginning on July 14, 2010, several putative shareholder class action complaints were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District and the United States District Court for the District of Minnesota against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers.

              Minnesota State Court.    Beginning on July 14, 2010, eleven putative shareholder class action complaints challenging the transaction were filed in the District Court of Hennepin County, Minnesota, Fourth Judicial District, against various combinations of Tyco Electronics, Purchaser, ADC, the individual members of the ADC Board and one of ADC's non-director officers. The complaints generally allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. In addition, the complaints allege that the transaction improperly favors Tyco Electronics; that certain provisions of the Merger Agreement unduly restrict ADC's ability to negotiate with rival bidders; and that ADC shareholders have been deprived of the ability to make an informed decision as to whether to tender their shares. In several of these actions, plaintiffs also purport to bring derivative actions on behalf of ADC against the individual members of the ADC Board, alleging that the individual members of the ADC Board are wasting corporate assets, abusing their ability to control ADC and breaching their fiduciary duties. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              Beginning on July 14, 2010, various plaintiffs in these lawsuits filed motions to consolidate the suits, to appoint their counsel interim lead counsel and to compel expedited discovery. In addition, various plaintiffs in these suits sought regular document discovery from defendants.

              On July 29, 2010, the court held a conference under Rule 16 of the Minnesota Rules of Civil Procedure. Following the conference, on July 30, 2010, the court entered an order setting a schedule for plaintiffs to file a consolidated amended complaint and setting a briefing and hearing schedule for defendants' motions to dismiss that complaint. On August 2, 2010, the court entered an order approving the voluntary dismissal of one of these suits.

              On August 4, 2010, plaintiffs in these lawsuits filed a consolidated shareholder derivative and class action complaint. The consolidated complaint alleges, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders. The consolidated complaint further alleges that ADC and the ADC Board violated their fiduciary duties owed to the public shareholders of ADC in connection with ADC's July 26, 2010 filing of the Schedule 14D-9 with the SEC insofar as the Schedule 14D-9 is materially misleading or omissive. The consolidated complaint further alleges that Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. The consolidated complaint seeks, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

              Minnesota Federal District Court.    Beginning on July 28, 2010, two putative shareholder class action complaints challenging the transaction were filed in the United States District Court for the District of Minnesota against ADC and the individual members of the ADC Board, and one such complaint names Tyco Electronics and Purchaser as additional defendants. The complaints allege, among other things, that the members of the ADC Board breached their fiduciary duties owed to the public shareholders of ADC by entering into the Merger Agreement, approving the Offer and the proposed Merger and failing to take steps to maximize the value of ADC to its public shareholders, and that ADC, Tyco Electronics and Purchaser aided and abetted such breaches of fiduciary duties. The complaints further allege that ADC and the ADC Board violated Section 14(d)(4) and Section 14(e) of the Exchange Act in connection with ADC's July 26, 2010 filing of the Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC insofar as the Solicitation/Recommendation Statement is materially misleading or omissive. The complaints generally seek, among other things, declaratory and injunctive relief concerning the alleged fiduciary breaches and alleged violations of the Exchange Act, injunctive relief prohibiting the defendants from consummating the Merger and other forms of equitable relief.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(21)	Consolidated Complaint filed by Asbestos Workers Local Union 42 Pension Fund, Gunter Jacobius, Robert Freeman, Gary Novitsky, Joel Gerber, Lawrence Barone, Thomas Haller, Michael Partansky, Jack Borror and Pat Borror, and Michael Gill, individually and on behalf of all others similarly situated, and derivatively on behalf of Nominal Defendant ADC Telecommunications, Inc., on August 4, 2010, in the District Court of the State of Minnesota, Hennepin County.
(g)(1)	ADC Retirement Savings Plan: Script for Call Center Regarding Tyco Electronics' Tender Offer.
(g)(2)	Frequently Asked Questions Regarding Tyco Electronics and ADC, August 6, 2010.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

QuickLinks

  Item 12. Exhibits.
SIGNATURES